Exhibit 99.2

ZenaTech Creates First Quantum Computing Prototype Enabling Disruptive AI Drone Speed and Precision for Future Commercial and US Defense Applications

Vancouver, British Columbia, (July 10, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces the successful development of its first quantum computing prototype consisting of a framework for the rapid analysis and processing of large datasets for its AI drone solutions. Using weather forecasting algorithms as part of its Clear Sky project as a test case, the company has created a precedent framework for real time analysis of massive amounts of data that can be captured through AI drone sensors while in the air.

The Company envisions commercial applications ranging from highly efficient precision agriculture to predictive energy infrastructure inspections. Defense applications include enhancing real-time battlefield decision-making with faster and more precise threat detection, reconnaissance, and advance electronic warfare capabilities.

“We’re not just building smarter drones, we’re building a quantum-intelligent edge where data becomes decisions in an instant, whether it's a battlefield or a farm field,” said Shaun Passley, Ph.D., ZenaTech CEO. “We believe this quantum framework we are creating is just the beginning as we’ve now demonstrated it can use it for large datasets. We plan to keep expanding R&D capabilities, with the goal of growing our team of 6 to 25 over the coming months. The end goal is clear: accelerate time to market, reduce operational costs, and lead the industry as a true innovator,” added Dr. Passley.

ZenaTech’s Clear Sky project is one of the company’s quantum computing R&D initiatives focused on weather forecasting that will use AI drones and drone fleets plus quantum to better predict localized weather for more accurate prediction of extreme weather events saving lives and reducing costs and destruction. The weather application and algorithms used for the prototype track and analyze multiple key atmospheric parameters such as temperature, humidity, wind, barometric pressure, and precipitation. Internal testing using historical open-source data has shown a high degree of accuracy with trusted weather platforms and actual data, validating both its accuracy and reliability.

Quantum computing combined with AI-powered drone applications enables disruptive speed, precision, and autonomy by dramatically accelerating data analysis, optimizing complex decisions, and enhancing real-time responsiveness. In commercial sectors, this means drones can autonomously inspect vast energy grids or farmland, instantly analyze multispectral data, and adjust actions on the fly—leading to lower costs and higher productivity in agriculture, logistics, and infrastructure. In defense, the same capabilities empower autonomous surveillance drones to process sensor data and identify threats in real time, coordinate swarm or drone fleet movements, and dynamically adapt to changing battlefield conditions—all with minimal human input. This fusion of technologies allows drones to make faster, smarter decisions in unpredictable, data-intensive environments—reshaping what's possible across industries.

For weather forecasting, quantum computing can rapidly process and simulate complex atmospheric models by analyzing massive datasets from AI-enabled drones equipped with weather sensors, LiDAR, and imaging systems. This allows for highly accurate, real-time weather forecasting and microclimate prediction, improving response times for disaster management, aviation safety, and environmental monitoring.

Quantum computing is a next-generation computing technology that uses the principles of quantum physics to process information exponentially faster than traditional computers, enabling it to solve highly complex problems that are otherwise unsolvable by even the most powerful classical computers of today.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.